ARBE ROBOTICS LTD.

HaHashmonaim St. 107

Tel Aviv-Yafo

Israel

October 29, 2021

By EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Re:	Arbe Robotics Ltd.
Amendment No. 1 to Registration Statement on Form F-1
Filed October 29, 2021
File No. 333-259757

Ladies and Gentlemen:

Pursuant to Rule 461, Arbe Robotics Ltd. requests acceleration of effectiveness of the above referenced Registration Statement to 4:30 P.M. on Tuesday, November 2, 2021, or as soon thereafter as possible.

Very truly yours,

/s/ Jacob (Kobi) Marinka
Jacob (Kobi) Marinka, Chief Executive Officer